

Mail Stop 4631

March 2, 2010

Mr. Thomas W. Bennet, Jr.
TRC Companies, Inc.
21 Griffin Road North
Windsor, CT 06095

> **RE:     TRC Companies, Inc**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed September 25, 2009**
> **File #1-9947**

Dear Mr. Bennet:

       We have reviewed your response letter dated February 16, 2010 and have the following additional comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended June 30, 2009

Note 17. Commitments and Contingencies, page 84

1.  We note your response to our prior comment one and have the following additional comments:

    - Given that your exit strategy contracts represent an ongoing commitment, we believe that you should continue to include a discussion of these contracts in your commitments and contingencies footnote in future filings and revise your disclosure to state, if appropriate, that you do not believe a material loss is reasonably possible.

    - We note in your proposed disclosure for your legal matters that you intend to state that the amount of potential liabilities "could increase by as much as $XX or more".  Such disclosure does not appear to comply with SAB 5:Y given that the range of your potential additional loss is not specific. Please revise future filings as appropriate.

<u>Definitive Proxy Statement on Schedule 14A filed October 23, 2009</u>

2. We note your response to comment seven issued in our letter dated February 1, 2010. Please confirm that you will provide similar disclosure, as applicable, in future filings.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant